UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

XP Inc.
(Name of Issuer)

Class A Common Shares, par value $0.00001 per share
(Title of Class of Securities)

G98239 109
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON XP Controle Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 121,361,304
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 121,361,304
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,361,304(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.3%(2)(3)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 121,361,304 Class B common shares held of record by XP Controle Participações S.A. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 377,764,985 Class A common shares outstanding as of December 31, 2020, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

ITEM 1.	(a)	Name of Issuer: XP Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Av. Chedid Jafet, 75, Torre Sul, 30th floor

Vila Olímpia, São Paulo, Brazil

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by XP Controle Participações S.A. (the “Reporting Person”). Pursuant to a Shareholders’ Agreement, dated as of November 29, 2019 (the “Shareholders’ Agreement”), among the Reporting Person, General Atlantic (XP) Bermuda, L.P. (“GA XP”) and ITB Holding Brasil Participações Ltda. (“Itaú”), and certain intervening consenting parties, the Reporting Person has agreed to certain arrangements with respect to its shares, including certain restrictions relating to the transfer of its shares, certain consent rights over actions by the Issuer and to vote to elect certain individuals nominated by each of the Reporting Person, GA XP and Itaú to the Issuer’s board of directors in accordance with the terms of the Shareholders’ Agreement. By virtue of the Shareholders’ Agreement and the obligations and rights thereunder, the Reporting Person in this Schedule 13G, GA XP, Itaú and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 410,820,045 Class A common shares, or 73.5% of the Class A common shares, calculated pursuant to Rule 13d-3. The Reporting Person expressly disclaims beneficial ownership over any Class A common shares that it may be deemed to beneficially own solely by reason of the Shareholders’ Agreement. GA XP and Itaú are separately making Schedule 13G filings reporting their beneficial ownership of Class A common shares.

Guilherme Dias Fernandes Benchimol, Bernardo Amaral Botelho, Carlos Alberto Ferreira Filho, Gabriel Klas da Rocha Leal, Fabricio Cunha de Almeida, Bruno Constantino Alexandre dos Santos and Guilherme Sant’Anna Monteiro da Silva are controlling shareholders of the Reporting Person (the “XP Controle Controlling Shareholders”) in accordance with the Reporting Person’s shareholders agreement. The XP Controle Controlling Shareholders have beneficial ownership of the Class B common shares held of record by the Reporting Person. Each of the XP Controle Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of XP Controle Participações S.A. is Av. Ataulfo de Paiva, 153, Room 201 (part), Leblon, 22430-060 – Rio de Janeiro, Brazil.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common shares, par value $0.00001 per share.

(e)	CUSIP Number:

G98239 109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are 377,764,985 Class A common shares outstanding.

The information set forth in Item 2 above is incorporated by reference for the Reporting Person.

(a)       Amount beneficially owned:

See row 9 of the cover sheet of the Reporting Person.

(b)       Percent of class:

See row 11 of the cover sheet of the Reporting Person.

(c)       Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:

See row 5 of the cover sheet of the Reporting Person.

(ii)       Shared power to vote or to direct the vote:

See row 6 of the cover sheet of the Reporting Person.

(iii)       Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of the Reporting Person.

(iv)       Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2021

XP CONTROLE PARTICIPAÇÕES S.A.

By:	/s/ Fabricio Almeida
Name:	Fabricio Almeida
Title:	Officer

By:	/s/ Bernardo Botelho
Name:	Bernardo Botelho
Title:	Officer